Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2010

Mr. Yan Tsang
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

> **Re: Beijing Century Health Medical, Inc. formerly Super Luck, Inc.**
> **Form 10-K for the year ended November 30, 2009**
> **Form 10-Q for the three months ended February 28, 2010**
> **File Number: 0-51817**

Dear Mr. Tsang:

We have reviewed your May 18, 2010 response to our verbal comments issued on May 12, 2010 and have the following comments.

Form 10-K for the year ended November 30, 2009

1. We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

Financial Statements for the year ended November 30, 2009 and 2008, page 21

2. We have read your response to comment 2. Please provide an analysis of paragraphs 16 and 17 of FIN 46R relating to the determination of the primary beneficiary of CHML prior to the February 2010 amendment. Explain why you believe you are most closely associated with CHML based on the facts and circumstances taking into consideration paragraphs 17a-d of FIN 46R.

Item 9A(T) Controls and Procedures, page 35

3. We have read your response to comment 4 and your June 1, 2010 response to our May 11, 2010 letter regarding your Form 8-K filed April 12, 2010. Your responses address the nature and extent of the current operations and risks or errors in financial reporting. Please tell us why you believe that there are no material weaknesses in your internal controls over financial reporting in light of the pending restatement. If you determine that there are material weaknesses and

thus internal controls were not effective, please tell us why you believe that disclosures controls and procedures were effective at November 30, 2009.

Form 10-Q for three months ended February 28, 2010

4. We have read your response to comment 3. Please address paragraphs 5(a) and 5(c) in Appendix D of SFAS 167 in your analysis of why CHML is no longer considered a variable interest entity after the February 2010 amendment. In addition, in your analysis of paragraph 5(b)(3), please tell us why the 9% is not considered a cap and thus would subject CHML to consolidation. If you believe that, after the February 2010 amendment, the criteria for being a variable interest entity have been met, please address paragraphs 3m and 3n of SFAS 167 which amend paragraphs 16 and 17 of FIN 46R.

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Please respond to these comments within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant